Exhibit (a)(5)(F)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TOVE FORGO, individually and on behalf	:
of all others similarly situated,	:
:
Plaintiff,	:
:
v	:	Civil Action
	:	No. 5716-VCS
HEALTH GRADES, INC., KERRY R. HICKS,	:
MATS WAHLSTROM, MARY BOLAND, LESLIE S.	:
MATTHEWS, JOHN QUATTRONE, DAVID G.	:
HICKS, WES CREWS, ALLEN DODGE,	:
MOUNTAIN ACQUISITION CORP., MOUNTAIN	:
MERGER SUB CORP., MOUNTAIN ACQUISITION	:
HOLDINGS, LLC, and VESTAR CAPITAL	:
PARTNERS, V, L.P.,	:
:
Defendants.	:
X
PETER P. WEIGARD, individually and on	:
behalf of all others similarly	:
situated,	:
:
Plaintiff,	:
:
v	:	Civil Action
	:	No. 5732-VCS
KERRY HICKS, LESLIE MATTHEWS, MATS	:
WAHLSTROM, JOHN QUATTRONE, MARY BOLAND,	:
and HEALTH GRADES, INC.,	:
:
Defendants.	:

- - -

CHANCERY COURT REPORTERS
New Castle County Courthouse
500 North King Street - Suite 11400
Wilmington, Delaware 19801
(302) 255-0524

-   -   -

Chancery Courtroom No. 12A

New Castle County Courthouse

500 North King Street

Wilmington, Delaware

Friday, September 3, 2010

9:35 a.m.

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BEFORE:            HON. LEO E. STRINE, JR., Vice Chancellor.

-   -   -

RULINGS OF THE COURT FROM ORAL ARGUMENT ON PLAINTIFFS’ MOTION FOR PRELIMINARY INJUNCTION

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APPEARANCES:

BRIAN D. LONG, ESQ.
Rigrodsky & Long, P.A.

-and-

PATRICIA C. WEISER, ESQ.
LOREN R. UNGAR, ESQ.
of the Pennsylvania Bar
The Weiser Law Firm, P.C.

for Plaintiff Tove Forgo

DAVID A. JENKINS, ESQ.
ROBERT J. KATZENSTEIN, ESQ.
ROBERT K. BESTE III, ESQ.
STEPHANIE S. HABELOW, ESQ.
Smith, Katzenstein & Furlow, LLP

-and-

EDUARD KORSINSKY, ESQ.
MICHAEL H. ROSNER, ESQ.
of the New York Bar

Levi & Korsinsky, LLP

for Plaintiff Peter P. Weigard

APPEARANCES: (Continued)

WILLIAM M. LAFFERTY, ESQ.
ERIC S. WILENSKY, ESQ.

D. McKINLEY MEASLEY, ESQ.

Morris, Nichols, Arsht & Tunnell LLP

-and-

STEPHEN D. HIBBARD, ESQ.
of the California Bar
Shearman & Sterling LLP

for Defendants Health Grades, Inc., Kerry R. Hicks, Mats Wahlstrom, Mary Boland, Leslie S. Matthews, John Quattrone, David G. Hicks, Wes Crews, and Allen Dodge

GREGORY P. WILLIAMS, ESQ.
JOHN D. HENDERSHOT, ESQ.
GEOFFREY G. GRIVNER, ESQ.
Richards, Layton & Finger, P.A.

-and-

YOSEF J. RIEMER, ESQ.
GALIA MESSIKA, ESQ.
MICHAEL D. REISMAN, ESQ.

of the New York Bar

Kirkland & Ellis LLP

for Defendants Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC, and Vestar Capital Partners V, L.P.

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oOo

THE COURT: I’m in a position, I think, to rule with confidence about one — the key aspect of what I — I’m being asked to do today.

I want to applaud the lawyers today for being so well prepared. And I particularly want to applaud the plaintiffs for being not only well prepared but exceedingly measured and logical in their argument. I really — in a world where we all read briefs and letters and probably read e-mails to each other where l-y words are there and everybody is saying outrageous, the plaintiffs have really focused their claims — you know, the claims they pressed in the injunction in a reasonable way. They haven’t thrown hand grenades; but they’ve made some, frankly, very potent arguments about the reasonableness of the board’s process without, frankly, making wildly speculative — often we see sinister motives thrown around without basis. Mr. Jenkins and his team admirably really focused on the core of the matter and in a very skillful way. I think too often lawyers forget that, frankly, targeted, measured advocacy is often more persuasive than extreme gesticulation.

So I’ve got to basically — today what I’m being asked to do is to grant a preliminary injunction against the procession of a tender offer. And that makes me have to consider whether there’s a reasonable probability of success on the merits for the plaintiffs, which is essentially what will — what does the record show about what I would likely find as to the merits after trial. Then I have to see whether there would be any irreparable injury from the — if — if the plaintiffs are not granted an injunction; and then I have to weigh the relative balancing of the harms.

Here, on the merits, I’m going to say, I — although I — I’m not free from doubt about it, if I had to and for reasons I explained I don’t have to, if I had to say right this moment whether the plaintiffs have demonstrated a reasonable probability of success on the merits as to their Revlon claim, I would find that they have. I — I have listened hard to the defendants’ explanation of this. And I’m not saying that they are — I don’t want to be judgmental in some narrow-minded amoral sense; but the Revlon standard is not a business judgment standard, and it does require the Court to look into the reasonableness of the board’s decision making. Part of what you have to do in that is to figure out why is the board acting as it is.

Now, admittedly, Revlon arose in a kind of quintessentially ‘80s sort of situation where the CEO of a company was resisting it being sold to anyone. But there are also concerns when CEOs have an interest that’s different than everyone else — even though they’re willing to sell, they have an interest in who the buyer is — and when they are not purely a seller.

I’m sorry, but people like Mr. Hicks on average — I haven’t had a chance to meet him. I met him through his deposition. People like that, who built a business — let’s face it. He was one of the founders of this business. (Continuing) — they care about who their business goes to. They particularly care about who it goes to and at what price. If they aren’t done, if they have an interest in continuing, it does matter to them who the buyer is. That’s a profoundly different interest than other stockholders have. It’s not to say they don’t care about the price at which their equity’s cashed out; but when there’s a substantial likelihood that you will remain as an executive and retain the ability to share in the upside of the company, you actually have to be careful about pushing things too long. Think about the Lyondell. You know, one of the amusements about Lyondell, right, I mean, if you’re the seller and you’re staying with the seller, getting too good a price and sharing in the benefits of too good a price when you’re on the team still is not real good for you. If you can get a respectable price, build up your retirement nut, be able to roll into some equity and have a future upside, that could be a really good thing.

Now, is that to say this is evil, that this should never be allowed? We had that debate in the ‘80s. We didn’t do the per se rule. But to ignore the dangers in that, the human incentives, would be naive. It would be totally contrary to the whole reason for heightened scrutiny.

So what happened here? Well, the board decided that Vestar was the only bidder, while saying it wasn’t for sale. Let’s give the board credit. No rights plan in place. It’s basically saying to the marketplace “You can come forward.” The board had taken meetings. Citigroup had taken meetings. Company’s doing well, though. Market’s recognizing it. Vestar comes forward. I think Mr. Riemer just admitted, Vestar early in the process really would have been a little freaky weird, kind of an act of hutzpah. People would have laughed and giggled. If you said, you know, “You can’t have lunch with anybody else,” it would have looked a little adolescent jealous; right? I mean, kind of crazy. “You can’t have lunch with anybody else because I’ve” — “we’ve said that we want to talk to you and we’ve signed an NDA. We haven’t made an expression of interest in price.”

Does Citigroup and the board get in the game and really look at things? The most I can find, honestly, is that they compiled a list of people they had had conversations with over the previous two years. I give Citigroup credit that they were the financial advisor to the company and they weren’t just a flier. It wasn’t like Netsmart, where somebody who wasn’t even representing somebody just kind of put somebody’s name on everything they did. I give them credit that they talked to some people. I give Mr. Hicks some credit for that.

What does the board and its advisors

do at this time? Do they go through each of the contacts? Do they — gosh forbid, did they even think of maybe there were people other than the 15 in the world who might bid, such that “We” — “Let’s have a look, a private confidential look, at other possible strategic acquirers. Let’s consider, for example, the fact that we aren’t huge, that we might be annexed to somebody larger. What are their barriers? Let’s look at the private equity funds”?

I heard some very skillful advocacy from Mr. Lafferty about the plush level of funds that are available to private equity firms because they were entrusted by investors and deals didn’t exist. How about getting a skilled investment bank like Citigroup to look at who’s plushed up and what their interests are? How about the strategics? I would have a lot more confidence had I seen any reasoned examination.

Here’s the thing about advisors. I’m aware of — like, I come out of one of the advisorial professions. You get the right to play. You get to go through the slides. You get to show “Here’s why this one wouldn’t do this. Here’s the pitch that they made.” There’s slides in here that people actually indicated that they wanted to partner up and make a bid.

Now, body language and receptivity of management are very important in the private equity context. Timing’s important. But there is an obligation to try to get the best price, and there are powerful self-interests that apply to people like Mr. Dodge, Mr. — and the Hicks brothers that don’t apply to other stockholders. They’re not — their interests are not perfectly aligned. It appears like Mr. Hicks is saying nobody else is really serious. Citigroup says no one else is really serious.

Now, I mean, I suppose Citigroup would want a blow-out price; but, remember, there are incentives. They do have a percentage kicker. But the reality is if they can get a deal, they get a deal. And even if they were exercising judgment, it would be nice to see an appropriately-serious articulation of the reason why other buyers were not likely to come forward. One would think that would mean taking them apart a bit on a case-by-case basis. “How different, really, are they positioned than Vestar? How much money do they have? What are they interested in? Are there funds expiring such that they actually need a deal? Are there strategics out there? Hey, Mr. Hicks, what was your body language with these people? Do you have some relationship where you hate this dude because he got some industry award and you didn’t or he’s a cooler guy?” I mean, that never affects things; right? Because CEOs are not — they’re not rivalrous people. They never have other considerations.

In the middle of the process somebody else gets interested. What does the board do? Mr. Hicks and his team meet with them privately. No lawyers, no independent directors, no financial advisors. Just top management.

This is a top management where the CEO asked the principal of the private equity firm to join his board in years prior, where there are, frankly — it is a level of cordiality and chumminess in the e-mails that suggest they’re very comfortable with each other. I’m not overstating it. I’m not suggesting they vacation together. I’m not suggesting that they are the platonic equivalent of people who have been partnered up on eHarmony.com. I’m suggesting that this is a organization, this is a person, Mr. Holstein, that Mr. Hicks was very comfortable with and could see himself partnering with in the future. That is a benefit to Mr. Hicks and Mr. Dodge and his brother — the other Mr. Hicks that other stockholders don’t care about.

The fact that Mr. Hicks will be happy in the future, I assume that stockholders, as good and moral people, that’s what they think about, that they want Mr. Hicks to do well. They probably don’t want him to do well at the expense of a dollar more per share from someone else. If there’s another deal available that doesn’t involve Hicks or that involves Hicks working for someone that he’s not as ducky with, they would want that.

The gateway to those deals, when it’s through the CEO, body language matters to this. It does. And what this board knew about the market? I’m sorry. I’m not impressed on this record. Telling me that they took meetings where people — and it’s actually — had expressed an interest. This was a list of people who had affirmatively expressed an interest.

Now, admittedly, the defendants can say “Well, but the record doesn’t show what it was in.” Well, if you take QVC seriously, and I do —

it’s my job and it’s a pretty good decision — it’s defendants’ obligation to prove reasonableness. The absence of any indication of what those folks were actually interested in, in some ways the absence of the — of the — of the record is because of the defendants. Did anybody ever at the board meeting say “Hey, Hicks, did those people ask you, tell you that they would be willing to do an MBO?” and said “Yeah.” “What’d you tell them?” “We’re not for sale.” “Well, you’re asking us to talk to Vestar now. Perhaps without wearing a For Sale sign we have skillful enough bankers who can make a discrete phone call and see whether we can get them in the game.”

I don’t see any of that. There’s no differentiation among the 15. And then what I’m asked to do is passive market check. And let’s get to that.

Again, I don’t find Vestar that scary. The notion private equity buyers now are just all going to walk away, I give credit to Vestar. You know, frankly, once you get down the road, yeah, you’re talking in the $7.80 range, they’re not going to want to have somebody come in and do an auction at that point. But Vestar’s not the board. The board’s been at this since December.

Again, I’m not asking anybody to go on eBay. That’s not what Revlon says. But what the board’s relying upon in terms of — it didn’t do any — I mean, it didn’t position itself. It didn’t take market soundings. As I said, it didn’t even sift through — without contacting anyone, sift through possible strategic and private equity buyers and make a judgment about whether there might be someone who would be interested. It was simply — I mean, I don’t even really get, frankly, the synapse on this record between a list of people who had expressed an interest, the consistent notion the company wasn’t for sale, and then the ruling-out that anyone would come forward.

I understand that no one actually came forward. And I understand and give credit to the board for not — by not having a pill, by taking the meeting, to say “We would listen.” But you’re now at a different situation where you’re actually — to say the board wasn’t for sale, come on. When you’re — I’m not saying that you have to have an auction formally or any of that stuff. The board was actively in listening mode, actively willing to consider a sale of the whole enchilada and never kind of bored down on the market with a lot of precision, I mean. And, frankly, I’m going to put it on the defendants today. It is a burden under Revlon. You can say “Strine, we did all that.”

Well, I spent a lot of the last four days reading a lot of appendices, reading every word of every deposition. Now, don’t give me that much credit. There were four depositions. It’s not like it was the hugest thing I ever did, but I’ve read the appendices. That’s why I asked the question about the slides. There’s no there there. The board can’t go through and say — no member of the board could be quizzed on three or four of them and say “These were the most serious expressions of interest and, frankly, one of them popped up a price a couple years ago and was at a ludicrous level” or “This one can’t do it because they’re totally strapped on their covenants” or something like that. Nobody could give testimony like that because nobody remembers any of it, because it appears to have been, frankly, just a list. And rather than being used as a — as a — in a serious way as a possible way of considering what other people have done, it was more like window-dressing.

Then you get to the whole point of the

passive market check. Now, there has got to be some trade-off in life on what you don’t do on the front end and your reliance on the back end. And, of course, the board, because of the credible threat of Vestar walking away, because it’s a major publicly-listed strategic whose involvement in a transaction like this could threaten all kinds of harm to its CEO and others and public employees and tumult — and you could even have a bid for Vestar; right? I think not.

But the board decided, as I understand it, “We wanted to get the 8.20 in the hands of the stockholders a couple weeks before” — “three or four weeks” or “six weeks before. That’s why we” — “We knew that it would actually limit the effectiveness of the passive market check, but we assented to the demand to do the tender offer.”

Well, you know, if you’re not going to do as much on the front end, you got to make sure the back end works. It may be the case — I agree with Mr. Riemer — I’m not going to exaggerate — there are people who particularly love to ruin lawyers’ summers. I mean, they love to ruin your weekend. You know, I think there’s a Friday — there’s a club that sends

Friday e-mails to lawyers, questions that you don’t really need an answer to but you’re going to send on Friday afternoon just for fun.

But it is — it is an odd time of the year. The financing markets are really still a little bit difficult. I’m not going to exaggerate the barriers of entry, but I do still think — and I’m not going to say that I’m a master of the evolving etiquette of the private equity world. I will say I don’t believe private equity buyers have as much of an incentive as a strategic rival to top another bid; that there is a perception that when management is happy about a deal, that it’s difficult to disrupt that; that when management with this much stock signs up voting support agreements, that they may be pretty happy; that yes, it is true that if a higher bid is accepted, that the voting agreement goes away. It doesn’t mean that Mr. Hicks or anybody else has to vote for the other deal. It just means the voting agreement goes away.

But the board, even between transactional alternatives, didn’t really press for the one that lengthened the period of time.

And, again, what I’m asked — it could

be right that if someone wanted to come forward, there’s plenty of cash out there, that this financing contingency and other sorts of things aren’t an issue, that the management thing isn’t an issue and that there really isn’t a necessary contradiction between the front-end conclusion there wasn’t a likely buyer and that reality. It could be that there are — there are buyers, people who have cash but because of the nature of this company and the — the — the cash and where it’s located within the private equity industry, that it’s not located in the sector that’s likely to come forward for Health Guard [sic]; that the risk of losing a unique buyer like Vestar that really is incentivized on the front end made it not worth the candle to take the risk of exploring that, but we left the door open to those other people.

There’s a very simple way in which a judge would have more confidence in accepting that argument. And I think it’s — relates to what I just talked about, which is had Citi and the management team really rigorously gone through with the board the possible other buyers, broken down by private equity, strategic within private equity by those who concentrated in the health space, within the health space looked at people’s financing capacities, and actually done something where I could say — feel that they had confidence in making that determination, I would have a much better basis to conclude that they acted reasonably. But I don’t see any of that sifting. I don’t see any of the things that a sales — right, you are in — a bit in a sales mode. Even when you’re not out there, you’re assessing how likely is it we could sell this to someone else, who else might want our asset. I don’t get any flavor of that.

And so when I’m asked later on in the passive market check to assume that everyone knew that there’s plenty of money out there, how do I know? There’s no evidence in the record other than, you know, “We’re $300 million,” Citigroup says. “There are people who can buy things for $300 million and they’ve done it before.” You know, that is not — defendants in this context rightly asked this Court to examine the decisions that a board makes in light of the particular circumstances that that board faces. That is absolutely a fair expectation. What comes with that, then, is the duty of the board to actually do that itself and not come in to court without having done so and then tell the judge that there’s plenty of money in the world; that in the past there are people — in circumstances that are totally different that I can’t possibly explore, nor can the plaintiffs explore, people have come forward in this time frame.

Well, you can’t have it both ways. If boards want to have the benefits, as they should, of credit for the contextual risks that they face, they also need to create a record that they’ve thought about them in a reasonable way. And when a board, honestly speaking, doesn’t create any record that it really segmented the market or considered whether there was a likely buyer and then tells the Court on the back end, “Ah, the market is plush. Come on in,” that does not instill confidence.

And it’s — as I said, this is not a situation where Mr. Hicks is out. If Mr. Hicks made it clear from the beginning that this was his last harvest and he wasn’t possibly working for anyone else and neither was Mr. Dodge and even his brother, even if they were; but “I’m not working for anybody else. I’m taking my load and I’m going,” I’d have a lot more confidence that he had the right incentives. I give credit to the board for saying, you know, “You’re not going to negotiate your deal.”

But, honestly speaking, I don’t buy for a minute the notion that the script isn’t a fully accurate view of what was truly communicated to the managers of Health Guard [sic]. I’m talking about Exhibit 53. Does that mean that if Mr. Hicks says that he wants $25 million a year, 25 percent of the equity and he doesn’t have to roll any cash into it that Vestar is going to keep him on? No. Does it mean that “We’re” — “We are private equity. We understand the game. We partner with management. The only way we make money is if it’s good for management, and we want you to get the transitional benefits that management gets in a situation like this. And we’re making every verbal and nonverbal promise short of a binding contract to you”? Yes. Could they be fired? Sure. Right. Like Joe Paterno could have been fired five years ago. It’s not likely JoePa is going anywhere.

And this script, it’s perfectly in keeping with the relationship that the two principals had. And, again, I’m not going to say there’s anything intrinsically wrong with it, but it is — it does mean that Mr. Hicks and his top managers have a totally different incentive system than everybody else. And this board didn’t supervise it. The advisors didn’t supervise it in a way that instills confidence. They didn’t explore alternatives in a way that instills confidence. And, therefore, if I had to bet today, I’d say the plaintiffs have a reasonable probability of success on the merits.

Does the plaintiff get what they want? No. I’m not going to enjoin this. And I agree with Mr. Jenkins that, does that leave our law in an awkward place? I suppose. It actually, though, isn’t any different than any other part of the Anglo-American legal tradition. Injunctions are really an exception.

And the difficult issue that I face, you know, I am in no position to make a decision about whether this is the right price for Health Guard [sic]. I’m assuming people who invest in the company have made some calculus about its utility. I believe that the disclosures are such where, frankly, the Health Guard [sic] — this was not shopped. They’re pretty sophisticated. They’re going to know Mr. Hicks and the boys, they’re likely to stay.

I don’t — there’s an equity pool. I

don’t know whether that was disclosed or not. I assume people realize when they’re likely to stay, they’re going to get equity. That’s what private equity does with them. They make them owners and they let them share in the upside.

And people are going to, in an uncoerced way, get to decide for themselves to decide whether to take the $8.20 or not. Because there’s no coercion, you know, this Court should be hesitant — and because this could possibly be a valuable price. It appears like it is a fairly high market multiple. Whether the company has, frankly, told its story accurately enough so that it’s getting full recognition, I don’t know; but it appears — it may be — and this is not a bad thing, but it may be taking advantage of selling at the top of the market. I mean, good. Again, I would have more confidence, if it wasn’t clear, that the Hicks brothers and Mr. Dodge were probably going to continue along.

But the risk I take out of the hands of the people whose money’s at stake the ability to make an uncoerced decision for themselves to accept this price. I don’t have — I mean, I’m pretty — I like to think — you know, probably y’all think — and

I’m sure the defendants right now, even though they know right now they’re probably not going to get an injunction, probably think I’m a bit edgier than I should be. The confidence I have of taking it actually out of the hands of the stockholders and making the investment choice for them I don’t have.

You know, people can get things wrong in terms of process and they turn out right and vice versa. I mean, it’s just — and I don’t even know that it’s wrong. I’m looking at this probablistically. It could be when I have a trial that I have a much more authentic and, you know, understandable case from the defendants. The plaintiffs’ case, on the other hand, might get stronger, too. I don’t know. But I’m here where I’ve got to weigh, really, the risk of what I’m going to do.

And Mr. Jenkins said, you know, is it empty. Well, I don’t think — I actually don’t think there’s any difference in this tradition. I mean, I really think the number of times that this Court has ever enjoined stockholders from considering a premium-generating transaction in the absence of fear of a disclosure violation or coercion and the absence of a higher competing offer that it’s impeding, it’s just — it’s basically a null set. We do the disclosure stuff to try to get it cleaned up so the people can make the decision for themselves.

When — the irreparable injury potentially of the stockholders, frankly, is if you deter the other higher competing bid, there’s the irreparable injury to the bidder who lost the asset; but the stockholders actually are prevented from considering something very tangible and valuable at that time. And the risk — the risk calculus for the judge during the injunction is totally different. I don’t really care about that. I mean, it’s not my — my interest about Vestar. I’m talking about it from the perspective of the class that the plaintiffs represent in the situation where somebody is being impeded from presenting something that was a genuinely higher bid.

For example, on this record, imagine somebody coming forth with an inquiry, really couldn’t clear financing, had a very good shot at clearing financing but the board had not reserved, frankly, contractual flexibility to stop the closing of the tender offer and stockholders are wondering what’s going on. Perhaps in that circumstance an injunction or something like that could — the balance of the harms would tip in a different thing. Here, I don’t think the balance of the harms — the risk of an injunction and the fact that I could be depriving a stockholder base that might actually genuinely believe this is a really good price and genuinely actually believe that the board was right, that the board actually got into a market multiple irrespective of the DCF value of the sensitivity case, that you know, “The DCF value of that sensitivity case was a bit” — “is still a bit aggressive; and if we can get this kind of multiple now as stockholders, we want to take it.” I don’t want to take it out of their hands.

And with respect to irreparable injury, I don’t want to say there’s no hint of irreparable injury in this context. There is something substantial to what the plaintiffs say about not knowing, right. One will never know exactly what would have happened if. That’s sort of life. The doctrine tends to be, you know, if you can be compensated in money damages, you don’t have — get an injunction. Not that “Oh, well, we might only get money damages if we win the trial, whereas we get leverage now, we get the injunction.” You don’t do that in a tort context. You don’t do it anywhere else.

As I said, Revlon originated, and the irreparable harm in Revlon was that the bidder was going to lose the target, not that the target stockholders were not going to get the price. Because, remember, the delta also — it’s really the delta or, you know — because I like Animal House I say “delta.” But the difference between the 8.20 and whatever was available, that’s the harm.

It is appraisal — I don’t want to overstate the use ability of appraisal. It comes with its risks. If you don’t get the deal consideration, then you might get less. On the other hand, especially in recent years, with the rise of institutional investors, if you have the courage of your convictions, sometimes you get a lot more. And there is the possibility here of also bringing an equitable claim.

I asked about the 102(b)(7) clause. That may limit the ability of folks to get at the other directors. Frankly, it leaves Mr. Hicks still in a little bit of an awkward situation because his interests are different potentially.

But to some extent, whether, you know, monetary damages are available, it’s really not a question about whether they’re available. They are. It’s a result of what the stockholder base determines about the deal. And if the stockholders really don’t like the 8.20 price, it’s not going to happen, in which case they’ll protect themselves.

You could have a situation where, frankly — and I admit that there are voting agreements in place, which means you could have a situation where less than a majority of the disinterested stockholders, I suppose, tender and the deal gets done; but the others who dissent could — could press on with the case, which does suggest that — and there is — there are remedies at law for that.

But — so at bottom, my primary basis, I cannot under the balance of the harms in good conscience drop the injunction flag, because, in my view, that would be an act of arrogance in which I take out of the hands of people who really have money at stake the ability to make this determination for themselves. And because there are other remedies, I think that’s the thing.

So I deliver unto the plaintiffs somewhat of a Pyrrhic victory. I’ve tried to be candid with you all. Again, I don’t believe that this is a model.

And I am aware and I will say I think the plaintiffs make some good points about the extent to which people can just simply take a single-bidder approach in every single context and just say “Oh, no one will buy” or “This person,” who hasn’t even put out a price, “will walk if we even take any market soundings.”

And as long as you simply marry it up to some future — some past case in the time frame, which could be a totally different marketplace, a totally different financing condition, a totally different array of buyers, as long as you can do that, it’s okay, even when, frankly, the process is largely being led by a chief executive officer who’s not simply on the sell side of the transaction but also potentially and most likely will find himself still working for the company, still having an equity interest and whose motives and self-interest, frankly, therefore, are different than the other stockholders.

I do worry about that.

But sufficient unto the day is the evil thereof. And so the world has another transcript ruling. We’ll see what happens with the deal. If I were the defendants, I wouldn’t be particularly optimistic about your chances of getting a 12(b)(6) motion granted, although I admit that, you know, obviously it depends on how the vote is and how you put together the doctrine.

But I certainly think absent some sort of argument that the business judgment rule standard applies because of a fully-informed vote, I would not dismiss these claims, because I do have serious concerns about the process used.

So thank you again for your patience with my questions and your skillful advocacy and to our reporter for taking it all down, and have a good day.

MR. JENKINS: Could I ask the Court one question?

THE COURT: Uh-huh.

MR. JENKINS: Does Your Honor think — let me try this again. Would Your Honor think it appropriate for the company to send to the stockholders either a copy of this transcript or a summary of Your Honor’s decision?

THE COURT: I’m — I’ll leave that up to them. If they’ve got an 8-K — we haven’t generated a sufficient interest that Courtroom Connect wanted to broadcast today. So I don’t know, you know — we weren’t on TV or anything. But, you know, I’m not going to — you know, I’m not in the business of — of giving that sort of guidance. That’s really up to the — the company has its own disclosure obligations that they’re going to have to think about. Given the stockholder base, my sense is there are people who probably do — are reading about this and wondering what’s going to go down.

And, you know, one of the things that’s obviously open to your clients — and I wasn’t — you know, I didn’t mention the number of shares that they have in my ruling, and you were candid about what it is; but that’s something that’s on the Court’s mind when people with a relatively modest economic stake are asking to take a — you know, I didn’t ask about the bond because it would be ludicrous to ask them. And I realize that. But your clients are obviously free to do whatever they want.

It’s the — they have First Amendment rights. And to the extent that they think this is a stinky deal, you know, they’re free within the context — within the parameters of the securities laws to engage in communications about their views of the deal.

MR. JENKINS:     Thank you, Your Honor.

THE COURT:     Okay.

(Court adjourned at 12:55 p.m.)

-   -   -

CERTIFICATE

I, NEITH D. ECKER, Official Court Reporter for the Court of Chancery of the State of Delaware, do hereby certify that the foregoing pages numbered 4 through 32 contain a true and correct transcription of the proceedings as stenographically reported by me at the hearing in the above cause before the Vice Chancellor of the State of Delaware, on the date therein indicated.

IN WITNESS WHEREOF I have hereunto set my hand at Wilmington, this 3rd day of September 2010.

/s/ Neith D. Ecker
Official Court Reporter of the Chancery Court State of Delaware

Certificate Number:     113-PS

Expiration:     Permanent